■ Sit Investment Associates, Inc. ■

Global Investment Outlook & Strategy

April 8, 2013

Executive Summary

Domestic equity markets turned in very strong performance for the month of March and the first quarter of 2013. The S&P 500 Index gained +3.8 percent for the month and +10.6 percent for the quarter. Taxable fixed income markets were little changed, gaining +0.1 percent in March and losing -0.1 percent in the first quarter. Municipal bonds retreated -0.4 percent in March, but gained +0.3 percent for the first three months of 2013. The MSCI EAFE Index gained +0.8 percent in March and +5.1 percent for the quarter. For the U.S. economy, the final estimate of fourth quarter 2012 real GDP growth was revised up to +0.4 percent from the previous estimate of +0.1 percent. After a brief pause in the fourth quarter of last year, we believe the subpar U.S. economic recovery is back on track. Given the continued lack of growth in Europe, we forecast its economy will not bottom until sometime around midyear. In Japan, our holdings remain focused on defensive consumption-driven companies and export-oriented businesses. The Chinese and Indian economies are exhibiting signs of economic recovery, which should help drive global economic growth. Domestic taxable fixed income portfolios are defensively positioned against rising interest rates. In municipal portfolios, we continue to focus on sectors and security structures that provide incremental yield, and we are using diversification to help manage credit risk. Domestic and international equity portfolios remain diversified with high-quality, growth-oriented companies.

UNITED STATES

CURRENT CONDITIONS: SUBPAR RECOVERY ON TRACK

Domestic equity markets turned in very strong performance for the month of March and the first quarter of 2013. The S&P 500 Index gained +3.8 percent for the month and +10.6 percent for the quarter. The Dow Jones Industrial Average rose +11.9 percent for the quarter, turning in its best first quarter performance in 15 years. The technology-heavy NASDAQ OTC Composite, while solid, did not keep pace with other major indices, gaining +3.4 percent in March and +8.2 percent for the first three months of the year. Small and medium capitalization stocks outperformed their large capitalization counterparts both for the month and the quarter.

TOTAL RETURNS TO 03/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	3.8%	10.6%	10.2%	14.0%
Dow Jones Ind'l Avg.	3.9	11.9	10.0	13.4
Russell 1000 Index	3.9	11.0	11.1	14.4
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	3.4	8.2	4.9	5.7
S&P MidCap Index	4.8	13.4	16.8	17.1
Russell 2000 Index	4.6	12.4	14.5	16.3
FIXED INCOME				
Barclays Capital Agg. Index	0.1	-0.1	0.1	3.8
Barclays Capital Muni Bond Index.	-0.4	0.3	1.0	5.2

*price only

Taxable fixed income markets were little changed, gaining +0.1 percent in March and losing -0.1 percent in the first quarter. Municipal bonds retreated -0.4 percent in March, but gained +0.3 percent for the first three months of 2013. The adjacent table displays major benchmark returns and additional details are shown in Exhibit A.

During March and the first quarter, large and medium capitalization growth stocks underperformed their value peers, while small cap growth stocks outperformed their value counterparts in both periods. For 6- and 12-month periods, growth stocks underperformed value stocks across all capitalizations. Longer-term trends in the relative performance of growth versus value stocks are shown in Exhibit B.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 03/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	3.8%	9.5%	8.1%	10.1%
Russell 1000 Value	4.0	12.3	14.0	18.8
MID CAP				
Russell Midcap Growth	4.0	11.5	13.4	12.8
Russell Midcap Value	4.5	14.2	18.7	21.5
SMALL CAP				
Russell 2000 Growth	5.1	13.2	13.7	14.5
Russell 2000 Value	4.2	11.6	15.2	18.1

Regarding international equity markets, calculated in U.S. dollar terms, the U.S. ranked 6th out of 33 countries through the first three months of 2013. The United States' rank moved up markedly in each successive month of the quarter, from 20th in January to 13th through February and now 6th through March. The top 5 performers were the Philippines, Thailand, Indonesia, Ireland, and Japan. On a regional basis, the best performing area was the Asia/Pacific region, as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	1Q12 Rev.	2Q12 Final	3Q12 Final	4Q12 Final
Personal Con. Expenditures	$57.5	$35.7	$37.6	$43.8
Nonresid. Fixed Invs.	26.3	12.9	-6.8	46.3
Residential Invs.	16.1	7.2	11.6	15.3
Inventory Change	-13.6	-15.5	18.9	-47.0
Net Exports	2.5	8.1	12.2	10.5
Government	-19.0	-4.3	23.7	-45.0
Residual	-4.4	-2.0	6.8	-11.0
Total	$65.4	$42.1	$104.0	$12.9
% Change in Real GDP (ann.)	2.0%	1.3%	3.1%	0.4%
% Change in Real Final Sales (ann.)	2.4%	1.7%	2.4%	1.9%
% Change in GDP Deflator (ann.)	2.2%	1.5%	2.7%	1.0%

Turning to the U.S. economy, the final estimate of fourth quarter 2012 real GDP growth was revised up to +0.4 percent from the previous estimate of +0.1 percent. A downward adjustment to personal consumption expenditures (PCE) was more than offset by upward revisions to nonresidential fixed investment and net exports. The strength in nonresidential fixed investment was particularly concentrated in spending on structures. Additionally, real final sales, which excludes the volatile change in business inventories and is a measure of aggregate demand, improved from +1.1 percent in the first estimate to +1.9 percent in the final estimate. The adjacent table shows dollar changes in the major components of GDP, and the following table displays the contribution to real GDP growth by major component. Year-over-year changes in these real GDP components are presented in Exhibit D.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	1Q12 Rev.	2Q12 Final	3Q12 Final	4Q12 Final
Personal Cons. Exps.	1.72%	1.06%	1.12%	1.28%
Nonresid. Fixed Invs.	0.74	0.36	-0.19	1.28
Residential Invs.	0.43	0.19	0.31	0.41
Inventory Change	-0.39	-0.46	0.73	-1.52
Net Exports	0.06	0.23	0.38	0.33
Government	-0.60	-0.14	0.75	-1.41
Total GDP Growth	2.00%	1.30%	3.10%	0.40%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

February real personal consumption expenditures increased a solid +0.3 percent following an identical increase in January. The January increase reflects an upward revision from the originally reported figure of +0.1 percent. As a result of these strong data through the first two months of the quarter, our sensitivity

analysis reveals that even if March real consumer spending is flat, it would yield a first quarter annualized real PCE growth rate of +3.2 percent. Moreover, if spending in March grows at a +0.2 percent rate, the first quarter annualized PCE growth figure would be +3.4 percent, the strongest quarterly advance since the fourth quarter of 2010.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Mar. Proj.	9749.00	3.2%	9768.50	3.4%
	Feb.	9749.00		9749.00	
2013	Jan.	9720.60		9720.60	
	Dec.	9689.00	1.8%	9689.00	1.8%
	Nov.	9673.00		9673.00	
	Oct.	9629.50		9629.50	
	Sept.	9647.80	1.6%	9647.80	1.6%
	Aug	9604.30		9604.30	
	July	9608.20		9608.20	
	June	9577.00	1.5%	9577.00	1.5%
	May	9586.90		9586.90	
	April	9583.80		9583.80	
	Mar.	9562.50	2.4%	9562.50	2.4%
	Feb.	9560.10		9560.10	
2012	Jan.	9517.90		9517.90	
	Dec.	9493.30	2.0%	9493.30	2.0%
	Nov.	9489.20		9489.20	
	Oct.	9485.50		9485.50	
	Sept.	9464.00	1.7%	9464.00	1.7%
	Aug.	9428.40		9428.40	

While politicians in Washington continue to do nothing to fix the longer-term fiscal difficulties, they did pass a continuing resolution on March 26th, which funds the government through the end of the fiscal year in September. The bill also softened some of the budget sequestration measures that took effect at the beginning of March. The next potential crisis will be the debt ceiling, which has a soft deadline of May 19th, but through extraordinary measures will likely not hit a hard deadline until sometime over the summer. Most estimates suggest that the budget sequester will subtract roughly -0.5 percent from full year 2013 GDP growth.

The nonfarm payrolls report, released on April 5th, showed that only 88,000 jobs were created in March against the expectation for 190,000. We were not surprised that the report missed the consensus estimate, as there were several extraordinary items in the February report that drove its above-trend strength. However, the weakness in the March report exceeded our moderate expectations. Private payroll growth was also disappointing at 95,000 compared with the consensus estimate for 200,000. Somewhat more positively, the unemployment rate declined to 7.6 percent from 7.7 percent, which is the lowest level since December 2008. The improvement was helped, in part, by the labor participation rate falling to a 30-year low of 63.3 percent. Finally, the underemployment rate (U-6) improved markedly from the previous month's figure of 14.3 percent to 13.8 percent.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.7 percent in February, driven by a more than +9 percent increase in gasoline prices and rising food prices. On a year-over-year basis, inflation increased at a +2.0 percent rate, as shown in the following table. Core CPI, which excludes the volatile food and energy sectors, rose +0.2 percent, in line with the consensus expectation. The year-over-year figure of +2.0 percent is consistent with the trend that has been in place since mid-summer last year. We expect inflation to

remain controlled over the short to intermediate term. However, we also expect inflation to become a key focus for investors once the recovery accelerates, particularly as the unemployment rate gets closer to the 6.5 percent level identified by the Federal Reserve. Longer-term inflation trends are displayed in Exhibit E.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
October 2011	0.9%	1.3%	3.5%	2.1%
November 2011	-0.6	0.2	3.4	2.2
December 2011	-2.1	0.0	3.0	2.2
January 2012	0.4	0.7	2.9	2.3
February 2012	2.5	1.0	2.9	2.2
March 2012	6.6	2.2	2.7	2.3
April 2012	6.0	3.2	2.3	2.3
May 2012	3.8	3.2	1.7	2.3
June 2012	0.1	3.4	1.7	2.2
July 2012	-1.7	2.2	1.4	2.1
August 2012	1.0	2.4	1.7	1.9
September 2012	3.4	1.8	2.0	2.0
October 2012	3.9	1.1	2.2	2.0
November 2012	-0.3	0.4	1.8	1.9
December 2012	-3.1	0.1	1.7	1.9
January 2013	-1.8	1.0	1.6	1.9
February 2013	3.4	1.6	2.0	2.0

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +2.2 percent in March and +4.5 percent on a year-over-year basis, reaching its highest level since July 2010. The U.S. dollar benefited from a flight to quality, as news of the banking crisis in Cyprus and the threat of its potential spread to other parts of Europe occupied the news headlines. Long-term trends in the U.S. dollar are shown in Exhibit F.

In summary, after a brief pause in the fourth quarter of last year, we believe the subpar U.S. economic recovery is back on track. As a result of the strong start to consumer spending through the first two months of the first quarter, we have increased our estimate for first quarter real GDP from +2.2 percent to +2.7 percent. This adjustment, along with the final estimate of fourth quarter 2012 real GDP, results in a slight increase in our annual forecast for 2013 real GDP growth to +1.9 percent. All of the details with respect to our key economic and financial market assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONED FOR HIGHER RATES

U.S. Treasury yields rose during the first quarter and the yield curve steepened. Signs of economic improvement raised inflation concerns and Treasury prices declined commensurately. Specifically, the 10-year and 30-year U.S. Treasury Bond yields ended the quarter at 1.85 percent and 3.10 percent respectively, +9 and +15 basis points higher than the previous quarter end.

The Barclays Aggregate Bond Index return for the quarter was -0.1 percent. Asset-backed securities were the best performing sector, as continued recovery in the jobs market benefited consumer-sensitive securities backed by retail centers and automobile loans. Mortgage-backed securities modestly outperformed the benchmark, primarily due to their shorter duration. Improvements in the housing market drove financial institutions to be the best performing subsector in the index. However, their performance only partially mitigated the negative

results from other corporate bonds, and the sector as a whole underperformed, primarily due to its longer average duration. The U.S. Treasury sector was the worst performing sector, with longer duration Treasuries producing particularly poor results.

TOTAL RETURNS TO 03/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	0.1%	-0.1%	0.1%	3.8%
Treasury	0.1	-0.2	-0.3	3.1
Agency	0.1	-0.0	0.2	2.7
Corporate	0.0	-0.1	1.0	7.5
CMBS	0.3	0.1	1.4	6.1
Asset-Backed	-0.0	0.1	0.3	2.9
Mortgage Pass-Through	0.1	-0.1	-0.3	2.0
5-Year Treasury	0.1	0.2	0.2	3.0

Stronger than expected economic data and a healing housing market offset sequestration fears and lifted market optimism during the first quarter. In fact, some market participants have opined that a reduction in government spending due to the sequester is good for the economy and market confidence. We expect sustained, albeit slow, domestic growth going forward. Continued uncertainty surrounding the fiscal problems in Europe and the fragile nature of the domestic recovery is likely to encourage the Fed to remain accommodative at least through year-end. Client portfolios are defensively positioned against rising interest rates, as we expect the accommodative policy to drive inflation higher in the intermediate term. A lack of bi-partisanship in Congress has left little chance for an improvement in the federal budget situation. As such, we continue to invest in higher-rated sectors that should outperform in the event of further federal government ratings downgrades. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

Tax-exempt yields ended the quarter slightly higher. Tax-exempt bond prices rebounded in January, following year-end tax selling and some subsequent reinvestment. However, tepid funds flows since then, combined with greater issuance volume, contributed to yields trending upward as the quarter progressed. This trend is evident in the Bond Buyer 40-Bond Index yield, which ended the quarter +5 basis points higher at 4.15 percent, after reaching a low of 3.94 percent in late January. At the end of the quarter, yields on tax-exempts were, nonetheless, little changed from levels in late October.

Tax-exempts provided positive, but lower-than-coupon, rates of return for the first quarter of 2013. Returns in March were generally negative, except for short and shorter-intermediate maturity bonds. Intermediate duration outperformed longer duration during the quarter, however, lower credit quality continued to outperform higher credit quality, suggesting that investors have gained greater comfort with credit risk as reliance on bond insurance has waned. Duration aside, higher yielding sectors continued to outperform lower yielding sectors, as indicated by the continued outperformance of revenue bonds over general obligation bonds and the stronger returns earned by high-yield tax-exempts during the quarter. Among revenue bond sectors within the Barclays Municipal Index, the industrial revenue sector (including tobacco settlement revenue bonds) and resource recovery sector performed best during the quarter, followed by the housing and hospital sectors, while utility-related and education sectors underperformed.

With regard to bond insurance, Moody's Investors Service downgraded its ratings on Assured Guaranty Corporation to A3 from Aa3 and on Assured Guaranty Municipal (previously FSA) to A2 from Aa3 in mid January. Currently, the highest rated bond insurers are Berkshire Hathaway Assurance (BHAC) and Build America Mutual (BAM), a mutual bond insurance company recently formed by a consortium of state and municipal issuers. Both of these bond insurers carry ratings in the AA category, and both, to-date, represent just a nominal part of the insured bond market. A summary of current bond insurer ratings is shown in Exhibit I. By virtue of its own definition of "insured" as being Aa/AA rated or higher, less than 0.5 percent of the Barclays Municipal Index is now categorized as insured, which compared to 9.1 percent AA rated insured at the end of 2012 and, more significantly, to 45 percent being AAA rated insured in 2007. The change in ratings composition of the Barclays Municipal Index over time is shown in Exhibit J. Also, during the quarter National Public Finance Guarantee Corporation (NATL) was downgraded by Standard & Poor's to BB from BBB, in conjunction with the ratings downgrade of its parent, MBIA, and its Baa2 rating from Moody's remains on negative watch. In the absence of an underlying investment grade rating, these NATL insured issues, which had a 14.4 percent weighting in 2008, are no longer included in the Barclays Municipal Index.

TOTAL RETURNS TO 03/31/13

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	-0.4%	0.3%	1.0%	5.2%
5-Year Municipal	-0.0	0.8	0.6	3.2
Long (22+ years)	-0.8	0.3	1.4	7.5
Revenue	-0.4	0.4	1.2	5.8
Electric	-0.5	0.3	0.8	4.5
Hospital	-0.2	0.6	1.8	7.0
Housing	0.0	0.8	1.6	5.3
IDR/PCR	-0.3	0.9	2.9	8.4
Transportation	-0.4	0.4	1.3	5.9
Education	-0.4	0.1	0.9	5.5
Water/Sewer	-0.5	0.0	0.6	5.2
Resource Recovery	-0.3	0.9	1.1	5.4
Leasing	-0.4	0.5	1.2	6.1
Special Tax	-0.6	0.3	0.6	4.9
General Obligation	-0.5	0.1	0.6	4.7
Prerefunded	-0.1	0.2	0.2	1.7
Insured	-0.5	0.3	1.2	5.7
Muni Aaa	-0.4	0.0	0.4	3.8
Muni Aa	-0.4	0.1	0.8	4.9
Muni A	-0.4	0.5	1.4	6.4
Muni Baa	-0.7	1.0	1.6	6.5

The tax-exempt yield curve steepened slightly during the first quarter, as longer-term yields rose slightly while shorter-term yields were more stable. We are finding good relative value in longer-intermediate duration bonds, and continue to maintain tax-exempt portfolio durations longer than their benchmarks. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. We continue to focus on sectors and security structures that

provide incremental yield, and we are using diversification to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: RECESSIONARY ENVIRONMENT

The headwinds that faced the European economy last quarter remain in place. Some of these forces include: the lingering financial crisis; banking concerns; political uncertainty; slowing manufacturing; rising unemployment; and weak household consumption. There has been much rhetoric about various solutions, but nothing of significance has been implemented in the first three months of this year. We believe no meaningful solutions will occur until after the German election in September, as Chancellor Angela Merkel doesn't want to risk losing reelection.

Europe continues to be in a modest recession with 2012 euro area real GDP growth estimated at -0.5 percent. We anticipate growth to improve in 2013, turning positive in the latter half of the year. While we originally anticipated a bottom in the first quarter of 2013, it now looks like the bottom will be pushed out to the middle of the year, barring any unanticipated shocks to the global economy. In 2013, we estimate euro area GDP growth will continue to be negative, averaging around -0.5 percent. We expect UK GDP to show a marginal contraction in 2012 with a modest rebound in 2013, around -0.1 percent and +0.8 percent, respectively. Our economic assumptions for Europe and other major regions are shown in Exhibit K.

The European industrial environment remains quite fragile. While data can be volatile on a monthly basis, the general trend is negative. In the euro area, the final headline manufacturing PMI (Purchasing Managers' Index) fell to 46.8 in March. A number below 50 indicates a slowdown. There has also been troubling weakness in Germany and the United Kingdom. Germany fell -1.3 points in March over February to 49.0. More worrisome is that new orders showed even steeper declines. Additionally, euro area exports fell -0.9 percent in the fourth quarter and around 50 percent of Germany's GDP is derived from exports. In the United Kingdom, the manufacturing PMI remained weak in March, suggesting the prevailing trend over the past few months is sustained weakness rather than volatile monthly figures. More details about the European industrial situation are shown in Exhibit L.

The European consumer environment has yet to show any improvement. Unemployment continues to tick up, hitting an all-time high of 12.0 percent in the euro area and 10.9 percent in Europe for February. As has been the case, the southern European countries of Spain and Italy are experiencing the highest unemployment, while Germany has some of the lowest unemployment. Youth unemployment remains a key concern, especially for the hardest hit countries in southern Europe. Given the unemployment conditions, retail sales remain dismal and sentiment surveys have been mixed. Exhibit M displays further detail about unemployment trends.

The European banking sector continues to face headwinds in the form of deleveraging/higher capital requirements, increasing regulation, continuing litigation, low interest rates/spreads, and a weak macro environment. The Cyprus banking crisis served to highlight how fragile certain parts of Europe's financial system remain and the vital need to develop a comprehensive banking union that includes a single resolution mechanism and a common deposit insurance scheme. While a number of banks have cleaned up their balance sheets and reduced cost structures, the European banking system as a whole remains highly levered. We expect the deleveraging process to continue to exert negative pressure on the real economy.

MONETARY AND FISCAL POLICY

On April 4th, the European Central Bank (ECB) and Bank of England (BOE) kept interest rates at the record low levels of 0.75 percent and 0.5 percent, respectively. ECB President Mario Draghi also indicated that monetary policy would remain accommodative as long as needed. If conditions deteriorate more than expected, we believe there is a much higher likelihood of a rate cut. Additionally, the BOE indicated that it would stay accommodative and kept the size of its stock of asset purchases fixed at £375 billion. The slower growth environment, controlled inflation (~2 percent ceiling), weak household consumption, and rising unemployment all portend very accommodative monetary policy. In February, euro area inflation was +1.8 percent while January United Kingdom inflation was modestly higher at +2.7 percent. See Exhibit K for our inflation expectations.

The euro and the British pound were quite volatile and moved with macro events in the first quarter of 2013. In the first half of January, the euro strengthened relative to the U.S. dollar from ~$1.30/euro to ~$1.37/euro, but subsequently weakened to below ~$1.30/euro. Conversely, the British pound weakened in the first 75 days of this year from ~$1.62/pound to ~$1.47/pound and most recently strengthened back to ~$1.52/pound. The financial crisis in Europe has yet to be fully resolved, as seen most recently with the Cyprus bank situation. Although yields spiked temporarily, in general, yields have declined across Europe, as shown in Exhibit N. The news flow surrounding the financial crisis will tend to make currencies more volatile, but we believe weaker, rather than stronger, European currencies will prevail.

JAPAN

CURRENT CONDITIONS: ECONOMY REMAINS STAGNANT

Japan's economy remains stagnant following two consecutive quarters of contraction, as the optimism surrounding Prime Minister Abe's growth policies, reflected in the financial markets, has yet to be borne out in reported economic data. GDP grew marginally in the quarter ended December, up +0.2 percent on an annualized price-adjusted basis, an upward revision from the initial estimate of a -0.4 percent contraction. This follows contractions of -0.9 percent and -3.7 percent in the quarters ended June and September, respectively (see Exhibit O). The positive growth suggests an end to Japan's fifth recession in 15 years; however, the economy remains far from robust.

Exports rose a modest +1.3 percent year-on-year in January and February combined, stemming six consecutive months of declines in the second half of 2012. However, pockets of weakness remain, as export demand growth from Europe and China remains in negative territory. The slight improvement in exports so far this year has supported some stabilization in industrial production in recent months, although February's -0.1

percent decline fell short of expectations for a +2.5 percent increase, indicating continued uneven progress. Recent indicators, including the purchasing managers' index and forecasts from the industrial production survey, suggest modest improvement going forward.

Private capital spending remains subdued, falling at a -5.7 percent annualized rate during the quarter ended December. The -13.1 percent decline in machinery orders, excluding volatile components, during January relative to December suggests capital spending remains depressed to begin the year. Corporate sentiment has shown some improvement, but remains subdued overall as indicated by the Tankan survey's improvement to -8 in March from its -12 reading in December. The same survey indicates enterprises' capital spending budgets will be -2.0 percent lower for the fiscal year ended March 2014 as compared to the previous year.

On the positive side, consumer confidence has improved as of late, likely buoyed in part by recent strong gains in the domestic equity market. Improved confidence has supported +1.8 percent and +1.5 percent month-over-month gains in price-adjusted household spending during January and February, respectively, to start the year. This compares to flat monthly spending levels on average during 2012. However, the negative personal savings rate brings into question the sustainability of this recent improvement, particularly given continued depressed wages.

The one clear risk for Japan remains its increasing dependence on foreign capital to finance its government deficit. While the majority of government-issued securities remain domestically held, the portion held by foreigners has continued to increase as the domestic capital pool shrinks. This point is emphasized by the recent string of current account deficits recorded each month from November through January, Japan's first set of consecutive monthly current account deficits since comparable records began in 1985. The combination of continued reliance on energy imports, since the nuclear disaster in March 2011, and weak exports has resulted in a persistent trade deficit, driving the bulk of the current account deficit as shown in Exhibit P. Japan's increasing reliance on imported capital could very well lead to higher financing costs.

MONETARY AND FISCAL POLICY

Since being re-elected in December, Prime Minister Shinzo Abe has pursued his main objective of boosting economic activity and ending deflation through a combination of more aggressive monetary policy, flexible fiscal spending, and private sector growth initiatives. Whether Mr. Abe's policies will succeed in spurring domestic consumption and supporting sustainable economic growth remains to be seen. In the meantime, his proposals have had a significant impact on financial markets, including helping to weaken the yen, which closed March near ¥94/USD, and spurring gains in the domestic equity market.

On the monetary policy front, the Bank of Japan (BoJ) took further incremental easing measures and now has a more dovish leader in Haruhiko Kuroda. To begin the year, the BoJ, while still under former governor Shirakawa, officially adopted a +2 percent annual inflation goal and announced an open-ended asset purchase program to begin in 2014, yielding to pressure from Mr. Abe. These steps build upon the previous +1 percent annual inflation goal and extend the duration and size of the current asset purchase program from ¥101 trillion targeted for 2013 to ¥111 trillion for 2014 and following years. Substantial additional easing measures were announced following the April 3-4 policy

meeting, the first meeting under Mr. Kuroda's leadership. These include a shift in the operational target for money market operations to the monetary base, with a goal of increasing the base to ¥270 trillion by yearend 2014 from the yearend 2012 level of ¥138 trillion. Additionally, JGBs of all maturities are now eligible for purchase, including 40-year instruments, and monthly purchases will roughly double to ¥7 trillion.

On the fiscal policy front, Mr. Abe's administration has been active. The government approved a ¥13.1 trillion supplementary budget in early January. The stimulus package includes ¥5.2 trillion in public works spending, amounting to 1.1 percent of GDP, which should provide some near-term support for the economy. The package also includes funding for a number of pro-growth initiatives as well as funds for the national pension. Japan has also entered the Trans-Pacific Partnership talks, a proposed free trade agreement among Pacific Rim countries, including major economies such as the U.S., Canada, Mexico, and Australia, but excluding China. Government estimates suggest entering the trade agreement could add +0.7 percent to Japan's annual GDP.

ASIA EX-JAPAN

CURRENT CONDITIONS: CHINA'S GROWTH MODERATING

We are slightly lowering our Asia ex-Japan economic growth forecast for 2013 to +6.3 percent, because of slower global growth and China's moderating growth. After seven consecutive quarters of slowdown, China's economic growth rebounded to +7.9 percent year-over-year in fourth quarter of 2012 from the third quarter 2012 level of +7.4 percent. Full year 2012 GDP growth was +7.8 percent, as consumption contributed 51.8 percent (from 51.6 percent in 2011), capital formation 50.4 percent (54.2), and net exports -2.2 percent (-5.6), according to the National Statistic Bureau. However, the latest data suggests the economic recovery could be moderating in first quarter 2013. Given that the data is subject to the distortion of the varied timing of the Chinese New Year, we are keeping our 2013 GDP growth forecast of roughly +8.0 percent. While investment could provide support in the first year of new local governments, potential monetary or property tightening in the future, and the government's cost cutting policies could put downward pressure on growth.

Recent macro data has been mixed in China. On the negative side, after five months of steady increases, the HSBC Purchasing Managers' Index (PMI) moderated to 50.4 in February before rebounding back to 51.6 in March. Though the official PMI has stayed above the 50 level since September, it did show moderation in both January and February, before a weaker-than-normal +80 basis points improvement to 50.9 in March (see Exhibit Q). Industrial production growth came in at only +9.9 percent year-over-year in the first two months of the year (see Exhibit R), ending a five-month rising trend and below the market consensus of +10.6 percent. Power output growth moderated to +3.4 percent year-over-year in January-February from +7.6 percent in December. Largely due to the government's frugality campaign, retail sales growth fell sharply to +12.3 percent year-over-year in the January-February period. On the positive side, fixed asset investments accelerated to +21.2 percent for the first two months of 2013 from +20.6 percent in 2012, partly driven by property investment. In addition, exports have been surprisingly strong so far this year, increasing +21.8 percent in February. While we do expect export growth to improve in 2013, we are skeptical about the sustainability of the strong growth we have seen so far this year.

As home price growth started to pick up momentum recently (see Exhibit S), on March 1st, the State Council further issued guidelines to strengthen property policy measures. Major cities rolled out follow-up local versions in late March. While the overall tone was milder than that of the central government, local governments were ambiguous on the implementation details, such as when and how much to raise down payments for second home purchases, or how to implement the 20 percent capital gains tax. Current expectations are for housing prices to stabilize and transaction volumes to soften. However, if the central government finds that housing prices are still out of control, they could call for stricter tightening measures.

China's February CPI increased +3.2 percent year-over-year, a 10-month high, and above the consensus of +3.0 percent because of differences in timing related to the Chinese New Year. Food price inflation surged to +6.0 percent year-over-year from +2.9 percent in January. Non-food price inflation was up +1.9 percent year-over-year compared to +1.6 percent in January. CPI is expected to recede in March following the holiday. While inflation could potentially be a problem later this year, we believe that inflationary pressure is not a major concern at the moment.

Australia's economy has been mixed. Positives include February retail sales up a stronger-than-expected +1.3 percent month-to-month, headline employment stronger at +71,500 jobs, and an unemployment rate of 5.4 percent. This contrasts with a weaker fourth quarter GDP increase of +0.6 percent quarter-over-quarter and +3.1 percent year-over-year. In addition, housing finance is weak, falling -1.5 percent month-to-month. Australia has been affected by China's weaker demand for raw materials, as China iron ore imports fell -14 percent month-to-month to 56.4 million tons in February, a four-month low, due to the rise in the price of iron ore above $150 per ton, the Lunar New Year holiday, and the cyclone in Australia. However, average daily steel production in China has picked up +18.1 percent year-over-year to an average of 2 million tons in the middle of February. We expect Australia's economy to benefit from the recovery in China.

The weak economies in Hong Kong and South Korea are showing improvement. Hong Kong's fourth quarter GDP growth was a dismal +2.5 percent year-over-year, but the property market is strong, with home prices up +110 percent since 2009. Hong Kong February retail sales were robust, with volume rising +21.9 percent year-over-year and by value +22.7 percent. In response to the strong appreciation of property prices, on February 22nd, the Hong Kong government doubled the stamp duty on all property transactions above HK$2mn ($257,700). Also, the Hong Kong Monetary Authority (HKMA) told banks to maintain the risk weighting for new home loans at a minimum of 15 percent. Additionally, on March 13th, HSBC PLC and the other major banks announced a +25 basis point rise in interest rates for new approved mortgages. However, Hong Kong's trade growth is still slow, as year-to-date February exports rose +0.3 percent year-over-year and imports rose +1.4 percent.

The South Korean economy grew only +2.0 percent in 2012 and is forecasted to grow +2.3 percent in 2013. This export-driven economy saw anemic trade figures in March, with exports increasing +0.4 percent year-over-year and imports declining -2.0 percent. South Korean competitiveness has been affected by the weaker yen. Also, industrial production dropped -9.3 percent year-over-year in February, though distorted by the Lunar New

Year holiday. Inflation remains low, up +1.3 percent year-over-year in March.

Escalating tensions with North Korea have created uncertainty. North Korea was outraged by the United Nations sanctions approved after its February 12th nuclear test, and the annual military exercises between the United States and South Korean forces. On April 2nd, North Korean leader Kim Jong-un announced that the country will restart its Yongbyon nuclear reactor to produce more plutonium for bombs. South Korean President Park Geun-hye has cleared the military to respond to any provocation from North Korea. We believe the objective for North Korea is more food, fuel, and diplomatic engagement, not war. However, this conflict will add volatility to the region.

The Indian economy remains weak due to a soft global economy and dysfunctional government, but it is showing signs of growth. GDP grew only +4.5 percent year-over-year in fourth quarter 2012, well below the +8.0 percent pace seen over the last decade. It is expected to post GDP growth of +5.0 percent in the fiscal year ending March 2013. Also, the HSBC India Manufacturing Purchasing Managers' Index (PMI) fell to 52.0 in March from 54.2 in February due to power cuts. For fiscal year 2014, GDP growth should improve to +6.2 percent, as September's easing of foreign investment rules in retail, civil aviation and television broadcasting, and reduced fuel subsidies will boost growth and improve its fiscal position.

India's key risks are high inflation, the high current account deficit, and government gridlock. India's wholesale price index (inflation) remains elevated, up +6.8 percent year-over-year in February, which will cap how much the Reserve Bank of India (RBI) can cut rates. Moreover, government stalemate may occur as Prime Minister Manmohan Singh's government lost a coalition member, leaving his administration 44 seats short of a majority. On the positive front, India's current account deficit should be about -5.0 percent of GDP in the year ending March 2013 due to lower spending. The government plans to reduce the deficit to -3.0 percent of GDP by March 2017.

MONETARY AND FISCAL POLICY

China's credit conditions were accommodative in the first two months of the year, as total social financing increased to RMB3.6 trillion (see Exhibit T) and new RMB loans were RMB1.69 trillion, compared with RMB2.3 trillion and RMB1.45 trillion, respectively, for the same period last year. While six straight weeks of net withdrawals from open market operations by the central bank may cause some investor concerns, we do not view this as indicative of any material tightening, as the interbank rate remains largely stable. However, the annual money supply growth target of +13 percent year-over-year, versus the actual increase of +15.2 percent in February, suggests neutral monetary policy with a slight bias toward tightening. China's fiscal deficit was RMB850 billion in 2012 or -1.5 percent of GDP. The fiscal deficit target for 2013 is RMB1,200 billion or roughly -2.0 percent of GDP, a healthy level.

The Reserve Bank of Australia left its cash rate at 3.0 percent during the quarter, after cutting rates -175 basis points since November 2010. Still, we expect further easing given the economy's tepid growth.

In South Korea, the Bank of Korea (BoK) left its policy rate at 2.75 percent. The BoK should be able to cut rates, given the low level of inflation. In addition, the government announced a larger-than-expected supplementary budget of about W10 trillion

($9.0 billion) or 0.8 percent of GDP, along with legal, institutional, and operational reforms to bring about economic democratization, improve efficiency, and support growth. This should help the South Korean economy achieve its revised GDP growth target of +2.3 percent in 2013.

On March 19th, the Reserve Bank of India cut its reverse repo rate -50 basis points to 6.5 percent and cash reserve ratio (CRR) -25 basis points to 4.0 percent. There is space for monetary policy easing, but future rate cuts to stimulate growth may be capped because of persistently high inflation.

REST OF WORLD

CURRENT CONDITIONS: BRAZILIAN ECONOMY IMPROVING

Brazil's fourth quarter GDP growth was dismal, up +0.6 percent quarter-over-quarter and +1.4 percent year-over-year, resulting in 2012 GDP growth of +0.9 percent. The economy was affected by slower global demand for commodities, weak consumer spending, and weak industrial growth. China and the European Union account for almost 40 percent of Brazil's exports. One positive sign was January retail sales, which were up a better-than-expected +0.6 percent month-to-month. However, February industrial production was weaker, down -2.5 percent month-to-month, and first half March CPI rose +6.4 percent year-over-year, on the high side of the inflation target ceiling limit of +6.5 percent. As a result, the Brazilian central bank left its benchmark SELIC rate at 7.25 percent, an historic low, after cutting rates -375 basis points in 2012. We expect further cuts in interest rates to help stimulate growth, as inflation concerns lessen.

In Mexico, fourth quarter 2012 GDP grew a weaker-than-expected +3.2 percent year-over-year, yielding a full year figure for 2012 of +3.9 percent. Retail sales rose a stronger-than-forecasted +1.8 percent year-over-year in January. Yet, the economy is showing weakness, as its trade balance for February showed a slowdown in both exports and imports, with declines of -2.9 percent and -1.5 percent year-over-year, respectively. In response, Banco de Mexico cut rates -50 basis points to 4.0 percent during the quarter. The central bank probably will not cut rates further because Mexico's inflation is running above estimates, as first half March CPI rose +4.1 percent year-over-year due to a significant increase in agricultural prices and the costs of non-educational and non-residential services. Mexico's economy is forecasted to grow +3.5 percent this year, on strong manufacturing exports and booming infrastructure investment.

GLOBAL EQUITY INVESTMENT STRATEGY:

STRONG MARKET PERFORMANCE DUE FOR A PAUSE?

United States

As discussed, domestic equity markets experienced very strong first quarter performance. On balance, recent economic data suggest a return to the moderate level of economic growth that was in place before the lull in the fourth quarter of last year. Initial concerns about the banking crisis in Cyprus have receded, but other weak countries' misfortunes could return to unsettle investors.

Although performance was very strong in the first quarter, valuations remain fair to moderately attractive. As measured by

the forward price-earnings multiple for the S&P 500 Index, current valuations are roughly 14 times earnings, as Exhibit U displays. While this valuation is particularly attractive in the context of low and controlled inflation, one cautionary note is that estimates for 2013 S&P 500 earnings have been trending lower.

Since 2010, the pattern each year has been strong first quarter performance followed by a correction during the second quarter. Interestingly, since 1950, April is, on average, the second strongest performance month of the year for the S&P 500. Based on this record, we would not be surprised to see the stock market consolidate beginning midway in the second quarter through mid to late summer.

Domestic equity portfolios are maintaining diversified, high-quality, growth-oriented companies. These holdings emphasize the traditional growth sector of technology, along with the producer manufacturing and energy services sectors. The result is a portfolio, which, in aggregate, compares favorably to benchmarks with respect to earnings growth and valuations as shown in Exhibit V.

International

Many economic indicators either continued to weaken or lack evidence of sustained strength. Last quarter, we marginally lessened the underweight in the euro area given our view that the economy would bottom in the first half of 2013. As a result of the continued lack of growth in the European economy, we forecast the economy will not bottom until sometime around midyear. Client portfolios continue to be underweight Europe and broadly diversified relative to their respective benchmarks. Companies tend to benefit from emerging markets, export trade, and domestic consumption. The majority of the European-based portfolio holdings have significant exposure outside Europe to other developed and emerging market countries. As shown in Exhibit W, valuations remain attractive across Europe.

The Japanese equity market has been considered a "safe-haven" market over the past several years. We believe this will no longer be the case given economic concerns, continual leadership turnover, and increasing dependence on foreigners. Valuations have become less attractive following the policy-driven "reflation trade" rally that began last November. We, therefore, remain significantly underweight Japan in international and global portfolios. Holdings remain focused on defensive consumption-driven companies and export-oriented businesses. Defensive consumption stocks should perform well in a slow growth environment. Global, export-oriented businesses will likely benefit from the weakened yen and exposure to diverse overseas markets.

The Chinese and Indian economies are exhibiting signs of economic recovery, which should help drive global economic growth, particularly in the case of China. Furthermore, the Southeast Asian economies are also showing strong economic growth, driven by private consumption. Consumer spending remains the driver throughout the Asian region as shown in Exhibit X. Both the Chinese and Indian governments continue to implement reforms which will benefit consumers. Given recent mixed economic data in China, we are maintaining a diversified portfolio.

A summary of our current investment view by geographical region is displayed in the following table. Our target portfolio weight, relative to benchmarks, for each region is shown in the Weight versus Index column.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	-	--
United Kingdom	-	+
Rest of Europe	o	+
Greater China	+	+
Japan	+	-
Rest of Asia	o	o
Latin America	-	+
Africa/Middle East	o	--

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	03/29/13	02/28/13	12/31/12	03/30/12	12/30/11	One Month	Three Months	12 Months	15 Months
Dow Jones Industrials	14578.54	14054.49	13104.14	13212.04	12217.56	+3.7%	+11.3%	+10.3%	+19.3%
S&P 500	1569.19	1514.68	1426.19	1408.47	1257.60	+3.6	+10.0	+11.4	+24.8
NASDAQ OTC Composite	3267.52	3160.19	3019.51	3091.57	2605.15	+3.4	+8.2	+5.7	+25.4
Fixed Income									
U.S. Treasury									
2-Year Notes	0.24	0.24	0.25	0.33	0.24	-- b.p.	-1 b.p.	-9 b.p.	-- b.p.
5-Year Notes	0.77	0.76	0.72	1.04	0.83	+1	+5	-27	-6
10-Year Notes	1.85	1.88	1.76	2.21	1.88	-3	+9	-36	-3
30-Year Bonds	3.10	3.09	2.95	3.34	2.89	+1	+15	-24	+21
AA Industrial									
Intermediate Maturity	2.55	2.53	2.51	3.06	2.73	+2	+4	-51	-18
Long Maturity	4.02	3.91	3.91	4.39	4.02	+11	+11	-37	--
Mortgages									
Current Coupon GNMA (3.00%)	2.57	2.52	2.05	2.80	2.71	+5	+52	-23	-14
Municipals									
Bond Buyer 40-Bond Index	4.15	4.03	4.10	4.64	4.84	+12	+5	-49	-69
Short Term									
Fed Funds	0.13	0.15	0.16	0.13	0.07	-2	-3	--	+6
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.07	0.11	0.05	0.07	0.02	-4	+2	--	+5

* Primary Credit Discount Rate; effective 1/9/03.

E-03/13 033113
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Year-Over-Year Relative Performance of Growth Versus Value Stocks



Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through March 31, 2013
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/13

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 6th Out of 33 World Equity Markets
Year-to-Date Through March 31, 2013

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2012		3/31/2013 Country
Country	on 3/31/13	points	percent	Rank
Australia	457.40	31.75	7.46%	11
Austria	222.03	-8.08	-3.51%	28
Belgium	415.13	30.11	7.82%	10
Brazil	1378.42	-15.99	-1.15%	27
Canada	481.45	1.29	0.27%	23
Chile	674.01	31.97	4.98%	13
Denmark	618.09	28.00	4.74%	14
Finland	720.06	16.04	2.28%	17
France	257.94	1.87	0.73%	21
Germany	287.13	0.14	0.05%	24
Greece	38.49	-3.56	-8.46%	32
Hong Kong	476.66	17.71	3.86%	15
Indonesia	250.72	31.82	14.54%	3
Ireland	256.02	29.98	13.26%	4
Italy	99.74	-8.88	-8.18%	31
Japan	91.94	9.42	11.42%	5
Malaysia	276.46	-1.17	-0.42%	25
Mexico	708.45	37.66	5.61%	12
Netherlands	277.25	4.77	1.75%	19
New Zealand	244.86	20.43	9.10%	9
Norway	384.95	2.45	0.64%	22
Philippines	445.60	68.41	18.14%	1
Portugal	127.20	1.10	0.87%	20
Singapore	353.98	12.83	3.76%	16
South Africa	363.61	-35.61	-8.92%	33
South Korea	294.99	-10.86	-3.55%	29
Spain	219.01	-12.50	-5.40%	30
Sweden	584.76	48.95	9.14%	8
Switzerland	684.94	63.02	10.13%	7
Taiwan	161.95	-0.69	-0.42%	26
Thailand	229.59	29.60	14.80%	2
United Kingdom	228.13	4.98	2.23%	18
United States	395.36	37.34	10.43%	6 ←
COMPOSITE INDICES				
Latin America	726.82	4.26	0.59%	
Western Europe	276.34	6.49	2.41%	
Asia/Pacific	140.40	7.18	5.39%	
World (ex U.S.)	216.76	6.36	3.02%	

Source: FactSet Research Systems, April 1, 2013

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Final	3Q12 Final	4Q12 Adv.	4Q12 Prelim.	4Q12 Final
Personal Consumption Expend.	-0.3%	0.7%	1.8%	1.9%	2.9%	3.1%	2.7%	2.5%	1.9%	1.8%	1.9%	1.9%	1.9%	1.9%	1.8%
Non-Residential Fixed Invest.	-15.7	-7.7	-0.3	3.7	7.7	6.8	7.4	10.1	10.2	12.5	9.7	4.6	4.3	4.6	5.4
Residential Investment	-13.3	-6.4	5.0	-7.2	-5.7	-3.2	-7.1	1.4	3.9	9.3	10.4	13.6	14.4	14.9	14.9
Inventory Change [2]	++	++	++	++	++	--	--	--	++	++	++	++	--	--	--
Net Exports [3]	27.3	7.6	-32.8	-32.2	-20.4	-11.8	6.8	13.3	0.1	0.3	-2.0	0.7	3.3	7.2	8.0
Exports	0.3	10.7	13.1	12.1	8.8	8.7	7.4	6.5	4.3	4.0	4.3	3.2	1.4	1.8	2.1
Imports	-6.1	6.7	16.7	15.9	10.9	9.3	4.4	2.2	3.5	3.2	3.9	2.5	0.5	0.1	0.2
Government Spending	4.0	2.7	1.1	0.1	-1.3	-2.3	-3.2	-3.8	-3.3	-2.2	-2.2	-0.5	-1.7	1.7	-1.8
Total Real GDP	-0.1%	1.9%	2.5%	2.8%	2.4%	1.8%	1.9%	1.6%	2.0%	2.4%	2.1%	2.6%	1.5%	1.6%	1.7%
Memo:															
Total GDP Less Housing and Autos	0.2	2.2	2.4	3.3	2.4	1.7	2.1	1.5	1.9	2.2	1.8	2.1	1.0	1.1	1.1
Pers. Cons. Exp. Plus Res. Invs.	-0.9	0.4	1.9	1.5	2.6	2.9	2.3	2.4	2.0	2.0	2.2	2.3	2.4	2.3	2.3
After-tax Corporate Profits	110.5	41.9	29.2	18.9	8.3	-2.2	3.5	0.8	6.7	19.1	14.5	17.9	NA	NA	13.3

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, MARCH 28, 2013

Exhibit E

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +2.0%
All: +2.0%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +1.7%
All: +1.7%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13

Source: Bureau of Labor Statistics and Bloomberg, March 14 & 15, 2013

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2010			2011			2012			2013		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.82	-9.2%	-7.1%	72.87	-1.3%	-9.8%	73.35	0.7%	12.9%	73.54	0.3%	-4.4%
February	75.50	-9.5	0.4	71.93	-4.7	-10.2	72.26	0.5	9.7	74.57	3.2%	0.9%
March	75.18	-10.5	3.0	70.74	-5.9	-10.9	72.91	3.1	5.1	76.20	4.5%	10.2%
April	75.37	-8.6	7.1	69.48	-7.8	-7.5	72.79	4.8	3.4			
May	78.45	-0.8	17.4	69.57	-11.3	-8.6	73.92	6.2	4.8			
June	79.01	2.4	16.2	69.48	-12.1	-11.2	75.03	8.0	5.0			
July	76.72	0.2	8.0	69.04	-10.0	-10.3	75.22	9.0	5.2			
August	75.90	0.7	1.1	69.01	-9.1	-8.0	74.24	7.6	5.6			
September	74.94	1.2	-0.7	71.14	-5.1	1.1	72.58	2.0	-0.9			
October	72.26	-0.8	-8.1	71.57	-0.9	6.1	72.74	1.6	-0.1			
November	72.78	0.5	-13.9	72.21	-0.8	7.7	73.60	1.9	-0.9			
December	73.74	0.6	-12.9	73.22	-0.7	11.0	73.10	-0.2	-5.1			
Average	75.30	-3.0		70.85	-5.9		73.48	3.7		74.77	1.8	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (10/10/12): Euro Area: 37.5% Canada: 29.3% Japan: 16.5% U.K.: 7.8% Switzerland: 3.8% Australia: 3.2% Sweden: 1.8%
Currency Appreciation (Y-T-D through 3/31/13): Euro Area: -2.8% Canada: -2.1% Japan: -8.0% U.K.: -6.6% Switzerland: -3.5% Australia: 0.2% Sweden: -0.3%

SOURCE: FEDERAL RESERVE BOARD

Exhibit G

■ Sit Investment Associates ■

Economic Assumptions

	2011				2012				2013E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	2.5	1.3	4.1	2.0	1.3	3.1	0.4	2.7	1.8	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	22.7	13.0	15.9	-0.1	7.4	-2.8	-6.3	0.0	8.6	22.2	35.0	38.7
Consumer Price Index (Year-over-Year)	2.1	3.4	3.8	3.3	2.8	1.9	1.7	1.9	1.7	1.6	2.0	2.6
Levels (Quarterly Average)												
Unemployment Rate	8.9	9.1	9.1	8.7	8.3	8.2	8.1	7.8	7.7	7.6	7.5	7.5
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.4	0.8	1.3
10-year Treasury Bonds-Yield	3.4	3.2	2.4	2.0	2.0	1.8	1.6	1.7	1.9	1.9	2.0	2.3

Source: Sit Investment Associates, Inc., April 5, 2013

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From March 31, 2013

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-2.4%	2.50%	-4.1%	4.00%	-2.2%
Present YTM 0.24%	Most Likely	0.50	-0.4	1.25	-1.7	3.00	-1.6
	Optimistic	0.13	0.3	0.50	-0.3	2.00	-0.9
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.50	-7.7	3.50	-11.7	5.00	-5.7
Present YTM 0.77%	Most Likely	1.25	-1.9	2.00	-5.1	4.00	-4.2
	Optimistic	0.50	1.7	1.00	-0.3	3.00	-2.7
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.50	-12.9	4.50	-19.3	5.50	-8.0
Present YTM 1.85%	Most Likely	2.00	-0.4	3.00	-8.0	4.50	-5.4
	Optimistic	1.50	4.2	2.00	0.5	3.50	-2.8
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.75	-24.7	5.50	-31.9	6.00	-11.4
Present YTM 3.10%	Most Likely	3.25	-1.3	4.00	-12.5	5.00	-7.1
	Optimistic	2.50	14.2	3.00	5.1	4.00	-2.0

Source: Sit Investment Associates, Inc.

Exhibit I

■ Sit Investment Associates ■

Bond Insurer Ratings – No More AAA's

	Moody's Rating	S&P Rating	Fitch Rating
ACA Financial Guarantee Corp. (ACA) (0.0%)*	NR	NR Withdrawn 12/15/08	NR
Ambac & Connie Lee (10.9%) & (0.0%)	NR Caa2 Withdrawn 4/7/11	NR R Withdrawn 11/30/10	NR Withdrawn 6/26/08
Assured Guaranty (AGC) (0.6%)	A3 Stable	AA- Stable	NR AA- Withdrawn 2/24/10
Build America Mutual (BAM)	NR	AA New Rating - Stable 7/23/12	NR
Berkshire Hathaway Assurance (BHAC) (0.0%)	Aa1 Stable	AA+ Negative	NR
CIFG Group (CIFG) (0.3%)	NR Ca Withdrawn 11/12/09	NR CC Withdrawn 2/16/10	NR CCC Withdrawn 10/21/08
Financial Guarantee Insurance Co. (FGIC) (10.3%)	NR Caa3 Withdrawn 4/14/09	NR CC Withdrawn 4/22/09	NR CCC Withdrawn 11/24/08
Assured Guaranty Municipal (AGM/FSA) (13.1%)	A2 Stable	AA- Stable	NR AA Withdrawn 2/24/10
NATL (MBIA IL) (14.4%)	Baa2 Negative	BB Developing	NR Withdrawn 6/26/08
Radian Asset Assurance (0.1%)	Ba1 Negative	B+ Negative	NR Withdrawn 5/2/08
Syncora (XLCA) (0.8%)	NR Ca Withdrawn 11/8/12	NR D Withdrawn 7/28/10	NR CCC withdrawn 9/5/08

Prior to the series of downgrades, AGC, AGM/FSA, Ambac/Connie Lee, CIFG, FGIC, MBIA, and XLCA were formerly rated Aaa/AAA/AAA; BHAC was formerly rated Aaa/AAA; Radian was rated Aa3/AA; and ACA was rated A (S&P).
* Percentage weighting of Barclays Municipal Index as of 6/30/08.

Source: Barclays, Moody's Investors Service, Standard & Poor's Corporation, Fitch Ratings

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

PROPORTION OF INSURED BONDS: THEN 45% AAA, NOW 10% AA



Barclays Municipal Index - Quality Distribution Changes
% of Index
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
BAA
A
AA
INS Aa3/AA-*
INS AAA*
AAA

* As of 1/19/10, the Barclay's Insured Index will no longer be a AAA rated index. Barclays will allow monoline insurers of at least Aa3/AA- ratings from Moody's, S&P or Fitch (based on the middle/consensus of 3, lower of 2 ratings or the single rating). The returns universe began reflecting these changes on 2/1/10. Previously, the Insured Index contained bonds that were rated by a monoline insurer that was AAA rated by at least one of the 3 agencies and the bond was AAA rated by at least one rating agency. Effective 2/24/10, Fitch withdrew its ratings on Assured Guaranty and its related entities.

SOURCE: BARCLAYS

G:\Support\Exhibits\E-03/13

Exhibit K

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2011A	2012E	2013E	2011-2015 (5 Yr CAGR)	2011A	2012E	2013E	2011-2015 (5 Yr AVG)
Global Economy	**2.8%**	**2.3%**	**2.3%**	**2.4%**	**3.4%**	**2.7%**	**2.6%**	**2.8%**
United States	1.8	2.2	1.8	1.9	3.2	2.1	2.0	2.3
Euro Area	1.5	(0.5)	(0.5)	(0.1)	2.7	2.5	1.8	2.1
United Kingdom	0.8	(0.1)	0.8	0.6	4.5	2.8	2.8	3.1
Japan	(0.8)	1.8	1.0	0.8	(0.3)	(0.1)	0.5	0.2
Asia Ex Japan	7.3	6.2	6.3	6.5	5.7	4.0	4.1	4.4
Latin America	4.4	2.9	3.3	3.4	6.9	6.1	6.5	6.5

10-Year Bond Yields

	2011	2012	2013	
	12/31A	12/31A	3/31A	12/31E
United States	1.9%	1.8%	1.9%	3.0%
Euro (Germany)	1.8	1.3	1.3	1.5
Japan	1.0	0.8	0.6	1.0
United Kingdom	2.0	1.8	1.8	2.0

Exchange Rates

	2011	2012	2013	
	12/31A	12/31A	3/31A	12/31E
Euro ($/€)	1.30	1.32	1.28	1.30
Japan (¥/$)	77	87	94	100
UK ($/£)	1.55	1.63	1.52	1.55

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., April 3, 2013

G:\Support\Exhibits\E-03/13

Exhibit L

■ Sit Investment Associates ■

Economic Slowdown in Europe


Manufacturing
% q/q
divergence from mean/SD
Manufacturing production (LHS)
EC industrial confidence (RHS)
PMI new orders minus fin. goods inventories* (RHS, 3mma)
March "final" PMI
* inventories should be understood as stocks of finished goods
Source: Markit, Haver Analytics, Barclays Research


Sharp Reversal
Euro-zone exports, change from previous quarter
4Q 2012 -0.9%
Note: Seasonally adjusted Source: Eurostat
The Wall Street Journal


Germany manufacturing PMI
Selected activity indices
Germany new orders - inventories
Germany employment index
Source: Haver Analytics, Barclays Research
NB: all data are normalised


Foreign Gains
Exports as a percentage of GDP, quarterly data
Germany
Spain
Italy
France
Note: Seasonally adjusted Source: Eurostat
The Wall Street Journal

Source: Barclays Research, April 2, 2013 and Wall Street Journal, February 14 & March 6, 2013

G:\Support\Exhibits\E-03/13

Exhibit M

■ Sit Investment Associates ■

High Unemployment Persists in Europe, Especially for Younger Workers



Euro area and EU27 unemployment rates
Seasonally adjusted series
12
11
10
9
%
8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012



Separate Ways
Unemployment trends reflect a deep divide in the euro zone. Seasonally adjusted unemployment rate:
DECEMBER
SPAIN
26.1%
EURO ZONE
11.7%
FRANCE
10.6%
GERMANY
5.3%
30%
25
20
15
10
5
0
2006
'07
'08
'09
'10
'11
'12
Source: Eurostat
The Wall Street Journal



Balancing Act
The euro-zone faces high unemployment...
20%
15
10
5
0
UNDER 25
24.2%
TOTAL
11.9%
2008
'09
'10
'11
'12
'13

Source: Eurostat, April 2, 2013 and The Wall Street Journal, February 2-3 and March 8, 2013

Exhibit N

■ Sit Investment Associates ■

<u>Government Yields Stabilizing Across Europe</u>


European 10y Government Yield (%)
8
7
6
5
4
3
2
1
0
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Germany
France
Spain
Italy
Source: Bloomberg, Morgan Stanley Research

Source: Morgan Stanley Research, April 1, 2013

G:\Support\Exhibits\E-03/13

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

JAPAN'S ECONOMY REMAINS STAGNANT



Demand Components: Domestic (Private, Public) vs. Overseas (QoQ SAAR, %)
15
10
5
0
-5
-10
-15
-20
0.2
08
2009
2010
2011
2012
Domestic Private Demand
Public Demand
External Demand
Real GDP (QoQ%, SAAR)
Source: Cabinet Office, Morgan Stanley Research

SOURCE: MORGAN STANLEY RESEARCH, MARCH 8, 2013

Exhibit P

■ Sit Investment Associates ■

Japan's Trade Balance Remains in Deficit


Japan's Trade Balance
In trillions of yen
¥0.5
0
-0.5
-1.0
-1.5
-2.0
January -¥1.629
2012
'13
Source: Ministry of Finance
The Wall Street Journal

Source: The Wall Street Journal, February 20, 2013

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

CHINESE MANUFACTURING REMAINS SUBDUED



NBS China MFG PMI (Headline)
NBS, As Reported
Diffusion Index
60
55
50
45
40
2008
2009
2010
2011
2012
2013
Latest Mar: 50.9
2008-12 Average: 51.8
Source: IHS Global Insight, CFLP and China NBS
dstraszheim@isigrp.com
ISI Group

SOURCE: ISI GROUP, APRIL 1, 2013

Exhibit R

■ Sit Investment Associates ■

Industrial Production Momentum is Easing


%, YoY
Industry Value-added
Electricity Generated
30
25
20
15
10
5
0
-5
-10
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13

Source: Morgan Stanley Research, March 10, 2013

Exhibit S

■ Sit Investment Associates ■

Chinese Real Estate Continues to Surge


China 100-City Res. Property Price
Weighted by Total Floor Space of Each City's Sampled Projects, 2010-13
Index, May 2010 = 100
110
108
106
104
102
100
98
Jan 10
Jul 10
Jan 11
Jul 11
Jan 12
Jul 12
Jan 13
High
Aug 2011: 105.8
Peak
Mar 2013: 108.1
12 Months Up
9 Months Down
10 Months Up
Low
May 2012: 103.5
Latest Mar: 108.1,
1.06% M/M
Source: Soufun.com, ISI Calculations
dstraszheim@isigrp.com
ISI Group

Source: ISI Group, April 1, 2013

Exhibit T

■ Sit Investment Associates ■

TOTAL SOCIAL FINANCING REMAINS ACCOMMODATIVE



RMB loans
Trust Loans
Equity
FX Loans
Bank Acceptance
Other
Entrusted Loans
Corporate Bonds
Rmb bn
%, YoY
TSF stock YoY growth (rhs)
3,000
2,500
2,000
1,500
1,000
500
0
-500
40
35
30
25
20
15
10
5
-
2008-01
2008-07
2009-01
2009-07
2010-01
2010-07
2011-01
2011-07
2012-01
2012-07
2013-01

Source: Morgan Stanley Research, April 3, 2013

Exhibit U

■ Sit Investment Associates ■

Inflation and S&P 500 Multiples



Data through March 31, 2013
P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2013 est. operating EPS of $111.14.

Source: Standard & Poor's, Bureau of Labor Statistics, Sanford Bernstein, and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-03/13

Exhibit V

■ Sit Investment Associates ■

Equity Characteristics

March 31, 2013

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2012 Projected Gain	+13.9%	+14.0%	+13.7%	+11.6%	+12.3%	+10.3%
2013 Projected Gain	+9.5%	+13.9%	+13.3%	+9.0%	+10.4%	+11.5%
5-Year Projected Growth	+12.4%	+14.5%	+15.9%	+10.1%	+14.0%	+10.4%
Dividend Yield						
Total Fund	+1.9%	+1.0%	+0.7%	+2.6%	+1.7%	+2.1%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.2%	+15.5%	+16.6%	+12.6%	+15.6%	+12.4%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	17.3x	19.9x	24.4x	14.6x	20.9x	17.3x
FY2 Calendar P/E	14.6x	16.5x	19.9x	13.1x	17.2x	14.8x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	15.5x	17.7x	18.2x	14.7x	17.5x	15.8x
FY2 Calendar P/E	13.9x	14.9x	15.6x	12.7x	15.5x	13.9x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.5x	1.4x	1.5x	1.6x	1.6x	1.7x
FY2 Calendar PEG	1.3x	1.2x	1.3x	1.5x	1.4x	1.5x
Wtd Avg Mkt Cap ($ Million)	$95,621	$13,697	$5,514	$86,691	$93,783	$106,453

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

Exhibit W

■ Sit Investment Associates ■

Global Valuations Are Attractive

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	13.6	12.2	11.3	13.8	14.6	13.0
Post 1990 Average	15.5	13.9	12.6	28.3	13.9	15.7
Discount/Premium	*-12.3%*	*-12.2%*	*-10.3%*	*-51.2%*	*5.0%*	*-17.2%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.7	7.0	7.1	8.2	9.4	8.0
Post 1990 Average	9.5	6.7	7.2	9.3	9.1	8.5
Discount/Premium	*-8.4%*	*4.5%*	*-1.4%*	*-11.8%*	*3.3%*	*-5.9%*

Source: Nomura Equity Research, March 13, 2013

Exhibit X

■ Sit Investment Associates ■

<u>Consumer Spending Is a Key Driver of Economic Growth in Asia</u>


Private consumption, % of GDP
2011, % of GDP
80%
70%
60%
50%
40%
30%
20%
PH
HK
JP
TW
IN
ID
TH
KR
MY
SG
PRC
Source: CEIC and UBS calculations

Source: UBS, March 19, 2013